EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL GENERAL MEETING
CALGARY, ALBERTA – MAY 10, 2017 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual General Meeting of the Shareholders on May 4, 2017. The result of the vote by shareholders for each resolution is reported below.

1. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.

	Votes For	Votes Withheld
Catherine M. Best	804,831,363 96.57%	28,548,320 3.43%
N. Murray Edwards	818,961,937 98.27%	14,419,842 1.73%
Timothy W. Faithfull	830,931,096 99.71%	2,450,683 0.29%
Honourable Gary A. Filmon	829,006,486 99.47%	4,375,293 0.53%
Christopher L. Fong	832,492,003 99.89%	889,776 0.11%
Ambassador Gordon D. Giffin	817,012,951 98.04%	16,368,828 1.96%
Wilfred A. Gobert	815,426,413 97.85%	17,955,366 2.15%
Steve W. Laut	827,769,478 99.33%	5,612,301 0.67%
Honourable Frank J. McKenna	812,608,680 97.51%	20,773,099 2.49%
David A. Tuer	821,512,604 98.58%	11,869,175 1.42%
Annette M. Verschuren	813,655,182 97.63%	19,726,597 2.37%

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2.The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	832,320,723 98.12%	15,934,432 1.88%
	Votes For	Votes Against
3. The Corporation’s approach to executive compensation.	794,737,084 95.36%	38,644,393 4.64%

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
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